EXHIBIT 99.6

MEDIA RELEASE

TRADING UPDATE

Vodacom results for the period ended June 30, 2008

Group revenue increased by 14.5% year on year for the quarter ended June 30, 2008, while customers increased by 6.6% since June 30, 2007.

As at June 30, 2008, Vodacom Group recorded 34.6 million customers across its networks operating in South Africa, Tanzania, the Democratic Republic of the Congo, Lesotho and Mozambique, reflecting a 1.7% increase in the three months since March 31, 2008.

South Africa

South Africa continued to increase its customer base despite an increasingly competitive market.

South Africa	March 31, 2008	June 30, 2008	% change

Customers (thousands)	24,821	24,891	0.3
Contract	3,541	3,643	2.9
Prepaid	21,177	21,138	(0.2)
Community services	103	110	6.8
Inactive customers (3 months - %)	10.3	11.0	0.7 pts
Contract	4.0	3.7	(0.3 pts)
Prepaid	11.4	12.3	0.9 pts
ARPU (ZAR) *	128	130	1.6
Contract	486	481	(1.0)
Prepaid	62	64	3.2
Community services	689	597	(13.4)
Churn (%)	42.3	40.6	(1.7 pts)
Contract	8.3	9.6	1.3 pts
Prepaid	47.9	46.0	(1.9 pts)
Estimated mobile SIM card penetration (%)	94	96	2 pts
Estimated mobile market share (%)	55	54	(1 pt)

Non-South African operations

Vodacom’s non-South African operations increased their total customer base by 5.4% since March 31, 2008 to 9.7 million customers.

Non-South African operations	March 31, 2008	June 30, 2008	% change

Vodacom Tanzania
Customers (thousands)	4,207	4,495	6.8
Contract	16	18	12.5
Prepaid	4,181	4,467	6.8
Public phones	10	10	-
ARPU (ZAR) *	51	50	(2.0)
Churn (%)	45.5	45.0	(0.5 pts)
Estimated mobile market share (%)	52	52	-

Vodacom Congo
Customers (thousands)	3,289	3,454	5.0
Contract	21	23	9.5
Prepaid	3,209	3,354	4.5
Public phones	59	77	30.5
ARPU (ZAR) *	60	64	6.7
Churn (%)	48.0	55.8	7.8 pts
Estimated mobile market share (%)	41	40	(1 pt)

Vodacom Lesotho
Customers (thousands)	395	421	6.6
Contract	4	4	-
Prepaid	383	408	6.5
Public phones	8	9	12.5

ARPU (ZAR) *	74	68	(8.1)
Churn (%)	17.8	18.5	0.7 pts
Estimated mobile market share (%)	80	80	-

Vodacom Mozambique
Customers (thousands)	1,282	1,302	1.6
Contract	21	23	9.5
Prepaid	1,250	1,267	1.4
Public phones	11	12	9.1
ARPU (ZAR) *	31	36	16.1
Churn (%)	58.7	64.1	5.4 pts
Estimated mobile market share (%)	40	40	-

* Total ARPU is calculated by dividing the average monthly revenue during the period by the average monthly total reported customer base during the period. ARPU excludes revenues from equipment sales and other sales and services. With effect from April 1, 2008, ARPU calculations include revenues from national roamers and international visitors roaming on Vodacom’s network. Historical ARPU numbers have been restated inline with this new methodology.